American Bonanza Gold Corp.
Management’s Discussion and Analysis
(For the year ended December 31, 2010, as of March 29, 2011)

General

The following discussion of performance, financial condition and analysis should be read in conjunction with American Bonanza Gold Corp.’s (“the Corporation” or “Bonanza”) annual audited consolidated financial statements for the year ended December 31, 2010. All amounts are expressed in Canadian Dollars unless otherwise indicated.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis constitute forward-looking information within the meaning provided by Canadian securities laws. All statements other than statements of historical facts, are forward looking information. The following information provided in this Management Discussion and Analysis include statements regarding: the timing of the delivery of mill components to the mine site and the mobilization of the mining contractor upon execution of a definitive agreement under the heading “Overview of Performance”; the estimated production, production and capital cost estimates, and method of financing set out under the heading “Highlights of the Study”; and the timing of application for permitting, commencement of mining at Copperstone, and sufficiency of capital set out under the heading “Outlook”. Although the Corporation believes the expectations expressed in such forward-looking information are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward looking information in this MD&A is based on various assumptions including, but not limited to, the expectations and beliefs of management, the assumed long term price of gold, that the Corporation will complete and receive required permits and licenses as required to develop the Copperstone Mine, the assumptions in the financial analysis prepared in connection with the feasibility report on the Copperstone Mine, that the Corporation will be able to access financing, the Corporation will be able to access appropriate equipment and sufficient labour, and the Corporation’s capital and operating costs will not increase significantly. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on forward-looking information or the assumptions on which the Corporation’s forward looking information is based. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, changes in the availability of labour, equipment and personnel, unanticipated changes in laws governing mining projects and operations, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Investors should carefully review and consider the risk factors identified in this MD&A and in the Corporation’s Annual Report on Form 20-F for the year ended December 31, 2010. Accordingly the actual events may differ materially from those projected in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are also advised to consider such forward-looking statements while considering the risks set forth below. The Corporation does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws.

Description of Business

The Corporation is a development stage company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. The Corporation is developing its pre-production stage 100% owned Copperstone gold mine in Arizona and maintains ownership of other projects including Gold Bar in Nevada.

Overview of Performance

The Corporation’s working capital as at December 31, 2010 was $7,979,474 compared with a working capital position of $2,638,431 as at December 31, 2009. The change in working capital was the result of funds used for operating activities in the period totalling $512,925 (December 31, 2009 – $629,049) and use of funding in the exploration expenditures at Copperstone, Fenelon and other properties totalling $1,783,036 (2009 – $1,840,431) offset by the cash proceeds of sale from the Canadian properties totaling 3,700,000 (2009 - $nil).

An additional $1,476,380 (2009 - $nil) was used to purchase a processing plant for the Copperstone mine. Cash outlays were further offset by the sale of marketable securities for gross proceeds of $976,535 (2009 – $572,453). Cash provided by financing, net of issue costs, for the period was $1,508,706 (2009 – $204,314). The loss for the year ended December 31, 2010 was $6,590,086 or $0.05 per share compared with a net loss of $11,041,089 or $0.09 per share for the year ended December 31, 2009. A significant component of the current period’s loss was related to a loss on disposal of marketable securities for a loss of $1,205,004 (2009 – gain of $55,399) and on mineral properties write-down totaling $4,214,728 (2009 – $10,743,555).

Between 2001 and 2006, the Corporation completed substantial drilling campaigns (over 400 holes totalling over 150,000 feet) that defined the measured, indicated and inferred resources at Copperstone. Over the past years the Corporation has been studying the best way to put Copperstone into production while completing further exploration drilling to increase the size of the resource.

The Corporation completed and released the positive results of its NI43-101 compliant Feasibility Study (the “Study”) in February, 2010 (updated January, 2011). The Study was prepared to present the results of a comprehensive evaluation of the Copperstone deposit and provide an economic evaluation of future underground mining operations at the past producing Copperstone mine. The Study indicates Copperstone will be a profitable gold mine with positive economics from the re-activation of mining, pursuing the gold mineralization from the past open pit to the future high grade underground mining. Re-activation of mining at Copperstone remains the Corporation’s primary objective.

In August 2010, the Corporation completed the purchase of a 700 ton per day milling and flotation circuit at Copperstone for a cash payment of US$400,000 and the issuance of 1,250,000 common shares. The purchase price of the mill was valued at US$612,500. This purchase represents a significant cost savings and is expected to reduce the capital cost of the Copperstone project by approximately $400,000. The mill has operated for less than 2 years and is in good condition. The Corporation has acquired a full set of engineering drawings, which will help accelerate construction timelines and reduce costs. The mill includes a rod mill, ball mill, fume scrubber, flotation cells, cleaner cells, concentrate filter drum, tank thickeners, water storage tank, concentrate ore samplers, cyclones, duplex gravity concentrating jigs, the mill building, control panel and conveyor. The mill does not include a crusher and crusher building, which Bonanza has purchased separately.

The milling and flotation/gravity plant and building were shipped to a facility in Globe, Arizona for refurbishing and some major components of the milling and flotation circuit were delivered to Bonanza’s Arizona based construction contractor’s yard in preparation for construction. Work is progressing on updating the engineering plans for the mill and mill foundation. Upon completing the modernization and design work, RAM will transport and reassemble the mill at Copperstone, expected to commence in early April.

Work has also started on the rehabilitation of the existing buildings and other infrastructure at the Copperstone mine site including updating the electrical supply systems. Bonanza has drilled geotechnical holes to obtain information required for designing the foundation for the crushing plant in anticipation of the full construction phase.

In addition to the milling facilities, the Corporation also purchased a jaw crusher and a cone crusher. The jaw crusher is a Nordberg P1008VF Portable Jaw Plant with ST1008 Jaw Crusher (32" x 40"), a 16 foot x 44" Vibrating Grizzly feeder, a Kent Model KHB-86 Rock Breaker with 16' Boom and an associated control tower. The crusher has a capacity of up to 200 tons per hour and will crush all of the coarse run-of-mine mill feed for the planned mining operations. Delivery for the equipment is expected in 2-3 weeks. The equipment was purchased from Earthworks Machinery Company of Roseville, California. The cone crusher is a Nordberg 4 foot cone crusher and includes a 16 foot x 6 foot screen and associated conveyors and motors. Delivery for the equipment is expected during May 2011. The equipment was purchased from J.W. Jones Company of Paragon, Indiana.

In October, 2010 the United States Department of the Interior’s Bureau of Land Management (“BLM”) issued the federal permits for mining at the Copperstone gold mine. The BLM’s Decision Record is supported by the Proposed Reopening of the Copperstone Mine Environmental Assessment DOI-BLM-AZ-C020-2010-0015-EA (the “EA”), and the Finding of No Significant Impact (the “FONSI”).

The FONSI determines that the Proposed Action (construction of the Copperstone gold mine) does not constitute a major Federal Action affecting the quality of the human environment and that an Environmental Impact Statement is unnecessary. The FONSI determines that the proposed action under the EA will assure that no significant adverse impact will occur to the human environment in terms of air quality, global warming, cultural resources, hazardous material, human health and public safety, lands and Realty management, mineral resource management, native American religious concerns, non-native invasive species, recreation, surface protection, visual resources, water quality – drinking and ground, wildlife, wild horse and burro management.

In February, 2011 the Corporation posted an approximately $1.6 million cash reclamation bond with BLM for Copperstone. The bond was posted to guarantee that Bonanza is positioned to complete all required reclamation at the end of the mine life at Copperstone based on the current mine plan of operations. The Corporation will perform partial reclamation work at the Copperstone site concurrent with mining operations, as described in the mine plan of operations.

Outstanding permits from the State of Arizona are expected to be complete during the first quarter 2011.

In November 2010, the Corporation reported the selection of Mining and Environmental Services LLC ("MES"), of Idaho Springs, Colorado, to conduct contract mining at the wholly owned Copperstone gold mine in Arizona, and entered into a formal agreement with MES in March, 2011. MES will mobilize upon receipt of the final state permits to start pre-development mining activities, including rehabilitation of the existing decline and the development of the initial high grade stopes.

In November, 2010 the Corporation closed the sale of Bonanza’s eastern Canadian exploration properties with Balmoral Resources Ltd. (“Balmoral”). In consideration for the properties, Balmoral made a one-time cash payment to Bonanza of Cdn $3.7 million dollars and issued 4.5 million common shares of Balmoral to Bonanza, and assumed all ongoing liabilities in respect of the properties acquired. The Balmoral shares were valued at $1.15 per share giving total share value of $5,175,000.

In January, 2011 the Corporation closed a public offering of units by Wellington West Capital Markets Inc (the “Agent”) for a total of 50 million units at a price of $0.35 per unit for gross proceeds of $17.5 million. Each unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012.

Highlights of the Feasibility Study

The Copperstone Gold Mine is estimated to produce on average 45,891 ounces of gold annually for the first 3 years, and have a capital investment payback period of only 13 months. The Study details a total capital cost of US$17.74 million, including working capital, G&A startup, reclamation bonding, and contingencies. The Study estimates the cash production cost to be US$415 per ounce of gold produced.

The After Tax Net Present Value (“AT-NPV”) of the mine is US$51,291,204 and the Internal Rate of Return (“IRR”) is 96.3% in the base case using a future gold price estimate of US$962 per ounce and a 5% discount rate. Using the spot gold price of US$1,104 per ounce, (www.kitco.com on December 28, 2009) the AT-NPV rises to US$68,089,302 and the IRR increases to 120.5% .

Selected Information

The following table sets forth selected consolidated annual financial information of the Corporation for as of the end of each of the last three fiscal years. The selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements of the Corporation.

	Year Ended December 31,
	2010	2009	2008
	$	$	$
Net loss	(6,590,086)	(11,041,089)	(3,883,826)
Net loss per share	(0.05)	(0.09)	(0.03)
Total cash and cash equivalents	3,104,650	957,923	2,650,636
Working capital	7,979,474	2,638,431	5,726,261
Total liabilities	1,079,376	724,292	1,739,187
Total assets	41,583,325	45,335,078	57,167,469
Shareholders’ equity	40,503,949	44,610,786	55,428,282

Results of Operations

For the year ended December 31, 2010, the Corporation had a net loss of $6,590,086 or $0.05 per share compared to a net loss of $11,041,089 or $0.09 per share with the corresponding period in 2009. A significant component of the current period’s loss was related to a loss on the disposal of marketable securities for $1,205,004 (2009 – gains of $55,399) and mineral property write-downs for $4,214,729 (2009 – $10,743,555). General and administrative costs decreased slightly to $688,587 from $791,781 in 2009. Some significant components of the general and administration costs include management fees, consultant fees and salaries of $292,590 (2009 – $440,601), legal and accounting $134,928 (2009 - $121,655) and public company expenses $208,223 (2009 - $115,646).

Exploration office expenses increased to $283,594 in the period from $208,724 in 2009. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

During 2006 the Corporation continued its surface and underground drilling program at the Copperstone project. This program phase was completed and the result of the preliminary assessment prepared by AMEC was filed on SEDAR on March 28, 2006. In August, 2006, the Corporation began a large drilling campaign designed to expand the gold resources at the 100% owned Copperstone gold project in Arizona. The drilling was completed ahead of schedule, consisting of 27 drill holes with a combined length of 7,695 meters (25,247 feet). In April of 2007, the Corporation began Phase II drilling. In September, 2007 Phase II drilling was completed consisting of 17 drill holes and a combined length of 5,482 meters (17,980 feet). This drilling phase was designed to test the continuity, geometry, and overall significance of the gold intercepted in several targets during Phase I drilling. Re-interpretation of previous geophysical data and a new ground magnetic survey also contributed to the targeting for the Phase II drilling.

During 2008, the Corporation commenced its Phase III exploration drilling campaign which targeted the South Pit and the Southwest gold zones with 15 drill holes of combined length of 4,313 meters (14,147 feet) completed. The South Pit zone as currently understood is at least 300 meters long and is open to expansion along strike and up and down dip. During 2007 and 2008, exploration follow-up drilling in the South Pit zone totaled 11 drill holes, all of which encountered the targeted fault zones and gold mineralization. The South Pit zone and the Southwest zone have the potential to extend the mine life at Copperstone beyond the current resources, and further drilling at both zones is planned.

Total development and exploration expenditures at the Copperstone project during the year December 31, 2010 totalled $1,741,872 or $23,828,667 since the program began in 2003. In addition, $1,476,380 was spent on capital expenditures to acquire processing facilities.

Year Ended December 31, 2009

For the year ended December 31, 2009, the Corporation had a net loss of $11,041,089 or $0.09 per share compared to a net loss of $3,883,826 or $0.03 per share with the corresponding period in 2008. Stock-based compensation expense for this period was $356,887 (2008 - $96,119). Write-down of mineral properties totalled $10,743,555 in 2009 compared to $2,075,404 in 2008. Interest income decreased to $21,573 during the year ended December 31, 2009 compared to $112,140 in 2008. General and administrative costs decreased to $791,781 from $876,202 in 2008 as a result of Management’s effort to preserve working capital. Some significant components of the general and administration costs include management fees, consultant and salaries of $440,601 (2008 – $335,877), legal and accounting $121,655 (2008 - $104,700) and public company expenses $115,646 (2008 - $226,836).

Exploration office expenses increased to $208,724 in the period from $134,205 in 2008. Activities relating to property evaluations and investigations are ongoing. Exploration expenses in the period also include all costs associated with maintaining the Corporation’s exploration offices in Reno, Nevada.

Summary of Quarterly Results

Selected consolidated financial information for each of the most recently completed quarters of fiscal 2010 and 2009 are as follows:

(In thousand of dollars	2010					2009
except amounts per share)	Dec	Sept		Jun	Mar	Dec	Sep.	Jun.	Mar.
		(restated [1]	)
	$	$		$	$	$	$	$	$

Cash and cash equivalents	3,104	626		507	517	958	1,606	1,897	1,871
Working Capital	7,979	649		647	1,307	2,638	4,131	4,002	4,308
Total assets	41,583	41,122		44,142	44,365	45,335	56,694	56,212	55,870
Shareholder’s equity	40,504	40,513		43,442	43,638	44,610	55,021	54,398	54,329
Net loss	552	4,912		702	424	9,906	184	274	677
Net loss per share	(0.00)	(0.04)		(0.01)	(0.00)	(0.08)	(0.00)	(0.00)	(0.01)

(1) The results for the three months ended September 30, 2010 have been restated – see Restatement.

Liquidity and Capital Resources

The Corporation’s working capital as at December 31, 2010 was $7,979,474 compared with a working capital position of $2,638,431 as at December 31, 2009. The increase in working capital in the period was the result of the sale of the Canadian mineral properties with gross proceeds totalling $3,700,000 (2009 – nil) and sale of marketable securities of $976,535 (2009 – $572,453) offset by expenditures in the period at the Copperstone, Fenelon and other gold properties totalling $1,783,036 (2009 – $1,840,431) and purchase of milling plant $1,476,380 (2009 – nil). Use of funds to support operating activities was $512,925 (2009 – $629,049). As of December 31, 2010, a receivable in the amount of $68,505 (2009 – $433,998) from the Ministry of Natural Resources and the Government of Quebec related to exploration expenditures that occurred in that province during the current and previous years remained outstanding. Issuance of common share totalling $1,508,706 during this year compare to $204,314 during 2009.

On June 22, 2007 the Corporation entered into an option agreement with Cusac for Cusac to acquire the Taurus Project from the Corporation for total cash consideration of up to $11,000,000 plus up to 3,000,000 common shares of Cusac. On December 19, 2007 Cusac and Hawthorne Gold Corp. (“Hawthorne”) entered into a definitive merger agreement entitling holders of Cusac common shares to receive one common share of Hawthorne in exchange for each 19 common shares of Cusac. The Corporation, Cusac and Hawthorne also entered into an option assignment and amending agreement (the “Agreement”) whereby Cusac assigned to Hawthorne all its rights to the option to acquire the 46 mineral claims of the Taurus Project from the Corporation. The assignment agreement amended the terms of the original option agreement and required Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007 (paid), $2 million by June 22, 2008 (paid), $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. On June 22, 2007, the Corporation received its first instalment of 1,500,000 common shares of Cusac and on December 22, 2007 and June 22, 2008 the Corporation received the $1,000,000 and $2,000,000 option payments respectively.

In December 2008, the agreement was further amended to delete the 2009 payments and all subsequent royalty payments in favour of issuance of 6,750,000 Hawthorne common shares to the Corporation. The Corporation received the Hawthorne shares in full on December 30, 2008, which were valued at $2,362,500 based on the quoted market price and the Corporation recognised a loss on property disposal of $977,782. During 2009, the Corporation sold 1,300,000 of these securities and realised a gain of $68,712. During the year ended December 31, 2010, the Corporation sold an additional 5,528,947 Hawthorne shares at an average price of $0.177 per share for gross proceeds of $976,535 and incurred commission of $16,344.

On June 16, 2010 the Corporation completed a non-brokered private placement of 1,594,500 flow-through shares, at a price of $0.16 per share for gross proceeds of $255,120. No commission was paid on the financing.

On August 10, 2010 the Corporation completed a non-brokered private placement of 3,333,717 units (the “Units”) at a price of $0.15 per Unit for gross proceeds of approximately $500,000. Each Unit consists of one common share, and one half of one common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.23 until August 11, 2012. A 5% finder’s fee was paid on the financing.

On August 16, 2010 the Corporation closed the purchase of a milling and flotation for a purchase price of US$400,000 and the issuance of 1,250,000 common shares. The common shares issued were valued at $0.17 per share for $212,500.

On August 24, 2010 the Corporation completed a non-brokered private placement of 4,675,166 units (the “Units”) at a price of $0.15 per Unit for gross proceeds of approximately $700,000. Each Unit consists of one common share (a “Common Share”), and one half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one common share at a price of $0.23 until August 24, 2012.

In January, 2011 the Corporation closed the public offering of Units by Wellington West Capital Markets Inc (the “Agent”) for a total of 50 million Units at a price of $0.35 per unit for gross proceeds of $17.5 million. Each Unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012.

In February, 2011 the Corporation posted an approximately $1.6 million cash reclamation bond with BLM for Copperstone. The bond was posted to guarantee that Bonanza is positioned to complete all required reclamation at the end of the mine life at Copperstone based on the current mine plan of operations.

The recoverability of amounts capitalized is dependent upon the discovery of economically recoverable reserves, securing and maintaining title on the properties and obtaining the necessary financing to complete the exploration and development of these projects and upon the attainment of future profitable production. Based on funding requirements as indicated by the Feasibility Study of $17 million and a current working capital in excess of $20 million, the Corporation has sufficient funding to meet its operating and capital expenditure requirements through to production without raising additional capital.

Transactions with Related Parties

The Corporation shares certain premises and facilities with companies which have certain directors in common, under cost-sharing arrangements. During the year ended December 31, 2010 the Corporation recovered management and consulting fees of $79,091 (2009 – $82,375; 2008 – $146,150) and general and administration expenses of $133,409 (2009 - $54,125; 2008 – $82,719) from these companies. As at December 31, 2010 there was $2,629 (2009 - $4,741) of accounts receivable due from companies with certain directors in common.

Fourth Quarter
(In thousand of dollars	2010					2009
except amounts per share)	Dec	Sept		Jun	Mar	Dec	Sep.	Jun.	Mar.
		(restated [1]	)
	$	$		$	$	$	$	$	$

Cash and cash equivalents	3,104	626		507	517	958	1,606	1,897	1,871
Working Capital	7,979	649		647	1,307	2,638	4,131	4,002	4,308
Total assets	41,583	41,122		44,142	44,365	45,335	56,694	56,212	55,870
Shareholder’s equity	40,504	40,513		43,442	43,638	44,610	55,021	54,398	54,329
Net loss	552	4,912		702	424	9,906	184	274	677
Net loss per share	(0.00)	(0.04)		(0.01)	(0.00)	(0.08)	(0.00)	(0.00)	(0.01)

(1) The results for the three months ended September 30, 2010 have been restated – see Restatement.

The Corporation reported net loss of $551,834 in the fourth quarter of 2010 compared to net loss of $9,906,424 during the fourth quarter of 2009. Significant components of the fourth quarter loss was related to property disposal $70,355 (2009 – nil) and mineral write-down $200,000 (2009 - $10,743,555). Over the last eight quarters the Corporation’s financial performance has largely been a function of the level of administrative expenses required to operate a public company and manage its exploration activities, mineral property disposal and write-down. In certain quarters these expenses have been offset to varying degrees by foreign exchange gains and interest income.

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangement.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have instituted a system of controls for the Corporation to provide reasonable assurance as to the reliability of the financial information and that the financial statements are prepared, for external purpose, in accordance with GAAP. The limited number of employees within the Corporation facilitates access to real time information about developments in the business for the person responsible for drafting disclosure documents. All documents are circulated to responsible members of management and the board of directors according to the disclosure time-lines contained within the disclosure policy. The disclosure controls conform with the Corporation’s Corporate Governance policies.

As of September 30, 2010 the Chief Executive Officer and Chief Financial Officer considered the Corporation’s Internal Controls over Financial Reporting and identified that such controls did not operate effectively during the period with the result that a material misstatement was not prevented or detected in the interim financial statements. Such financial statements were subsequently restated and refiled. Specifically, review of the interim financial statements by management and those charged with governance did not identify an impairment in the carrying value of the Corporation’s mineral properties as at September 30, 2010 resulting from sale of these properties at a loss. The weakness related to inadequate segregation of duties between preparers and reviewers of the financial statements.

As of December 31, 2010, the Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation’s Internal Controls over Financial Reporting have concluded that, as of such date, the Corporation’s Internal Controls over Financial reporting were ineffective. The auditors identified a material misstatement, which was corrected in the December 31, 2010 consolidated financial statements, in respect of accounting for certain items in the Company’s reconciliation to US GAAP. The weakness arises as a result of limited finance staff with financial reporting expertise to address and review more complex accounting matters. Management is currently reviewing the Company’s internal control and systems requirements in the context of the continuing development at Copperstone and will consider the need for additional finance personnel during 2011.

Disclosure Controls and Procedures

As of September 30, 2010, the Chief Executive Officer and Chief Financial Officer concluded that controls over disclosure and procedures did not operate effectively during the period as indicated by the material misstatement discussed above related to the interim financial statements for the period ended September 30, 2010. Such financial statements were subsequently restated and refiled. Specifically, review of the interim financial statements by management and those charged with governance did not disclose an impairment in the carrying value of the Corporation’s mineral properties as at September 30, 2010 resulting from sale of these properties at a loss.

The weakness relates to inadequate segregation of duties between preparers and reviewers of the financial statements. The Corporation proposes to remedy the weakness by ensuring an independent GAAP technical review of the interim financial statements commencing with its next unaudited interim financial statements.

As of December 31, 2010, the Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation’s controls over disclosure and procedures have concluded that, as of such date, the Corporation’s controls over disclosure and procedures were not effective due the material weakness in internal control over financial reporting as described above.

Changes in Internal Control over Financial Reporting

There have been no changes during the period covered by this report in the Corporation’s internal controls over financial reporting and controls over disclosure and procedures that have materially affected, or are reasonably likely to materially affect the Corporation’s internal control over financial reporting other than the material weakness disclosed.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include estimates used in the Corporation’s evaluation of recoverability of the carrying value of these mineral properties. The business of mineral exploration and extraction involves a high degree of risk since very few properties that are explored and developed ultimately achieve commercial production. At present, none of the Corporation’s properties have a known body of commercial ore reserve except the Copperstone property which was determined by a 43-101 compliant feasibility study issued in February, 2010.

The Corporation’s impairment determination and resulting estimated net recoverable value on its mineral projects represents management's best estimate of the value that will be recovered based on a net present value approach. Key assumptions in the estimate include future gold prices, recoverable ounces of gold and the discount rate applied, as well as the availability of necessary financing. Actual outcomes could differ materially from this estimate.

The Corporation is in an industry that is exposed to a number of risks and uncertainties, including exploration, development, commodity, operating, ownership, political, funding, currency and environmental risk. While factoring these risks the Corporation has relied on very preliminary resource estimates on its properties, however, these estimates include assumptions that are potentially subject to significant changes that are not yet determinable. Accordingly, there is always the potential for a material change to the presentation in the financial statements relating to the carrying value of the Corporation’s mineral properties.

Other significant areas requiring the use of management estimates and assumptions relate to the valuation of amounts receivable, future income tax assets and liabilities and assumptions used in valuing options and warrants in stock-based compensation calculations. Actual results could differ from those estimates.

Risk Factors

General

Precious metals exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.

The marketability of minerals acquired or discovered by the Corporation may be affected by numerous factors which are beyond the control of the Corporation and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, any of which could result in the Corporation not receiving an adequate return on invested capital.

Uncertainties and risks relating to the start-up of operations at the Copperstone Mine

There are inherent construction and permitting-related risks to the development of all new mining projects. These risks include:

  availability and delivery of critical equipment;

  hiring of key personnel for construction and commissioning;

  delays associated with contractors;

  budget overruns due to changes in the cost of fuel, power, materials, supplies and currency fluctuations; and

  potential opposition from non-governmental organizations, First Nations, environmental groups or local groups.

While the Corporation has undertaken systematic work programs at the Copperstone Mine to mitigate these risks, it is common in new mining operations to experience such unexpected costs, problems and delays during construction, development and mine start-up, often due to circumstances beyond the Corporation’s control. In addition, delays in the commencement of mineral production often occur. Accordingly, the Corporation cannot provide assurance that its activities will result in profitable mining operations at the Copperstone Mine. The Corporation will be required to rely upon outside consultants, engineers and others for construction expertise in respect of building the Copperstone Mine. The Corporation will also rely on an outside contractor for mining services, and will be dependent on such contractor’s expertise. While the Corporation has taken or will take steps to ensure such consultants have industry experience, there is no guarantee that such consultants and contractors will prove to have the required skills. The Corporation’s operations, earnings and ultimate financial success could be materially adversely affected.

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Corporation may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the control of the Corporation, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the United States dollar relative to the Canadian dollar and other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.

Currency Exposure

Currency fluctuations may affect the costs the Corporation incurs at its operations and may affect the Corporation’s operating results and cash flows. The principal source of funds for the Corporation has traditionally been through the sale of its common shares, which are sold in Canadian dollars, while a significant portion of the Corporation’s expenditures are incurred in United States dollars. Additionally, gold is sold throughout the world principally based upon the United States dollar price. Fluctuations in the exchange rate of the Canadian dollar to the United States dollar could have a material effect on the Corporation’s results of operations, may impact the development of its mineral projects, and the availability of fund for further mineral exploration.

Operating History

The Corporation and its predecessor companies have no history of earnings. The Corporation has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. The only present source of funds available to the Corporation is through the sale of its equity shares or by way of debt facilities. While the Corporation may generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that any such funds will be generated.

Environmental Regulation

All phases of the Corporation’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations, or its ability to develop its properties economically. Before production may commence on any property, the Corporation must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Compliance with environmental and other regulations may reduce profitability, or preclude economic development of a property entirely.

Competition

The resource industry is intensely competitive in all of its phases, and the Corporation competes with many companies possessing greater financial resources and technical facilities than it. Competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for exploration in the future.

Joint Venture Interests

The Corporation may enter into joint ventures with one or more mining companies in respect of its other mineral properties. The Corporation may require additional funding to meet obligations under any joint venture agreement, and there is no guarantee such funding will be available. The inability of the Corporation to meet its funding commitments under any joint venture agreement could result in the dilution of the Corporations interest in the property subject to the joint venture agreement. In addition, should any of the Corporation’s joint venture partners determine not to fund their commitments under such joint venture agreement, the development of that project may be materially delayed or stopped, and the operations or financial results of the Corporation materially affected.

Title Matters

In those jurisdictions where the Corporation has property interests, the Corporation makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties, particularly title to undeveloped properties, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions. The ownership and validity of mining claims and concessions are often uncertain and may be contested. In particular, in Canada mineral title is increasingly subject to challenges and claims of aboriginal title to land subject to mining claims. The Corporation is not aware of any challenges to the location or area of its mineral claims. There is, however, no guarantee that title to the Corporation’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

Dependence on Key Personnel

The success of the Corporation and its ability to continue to carry on operations is dependent upon its ability to retain the services of certain key personnel. The loss of their services to the Corporation may have a material adverse effect on the Corporation. The Corporation does not presently have “key person” life insurance for any of its officers.

Conflicts of Interest

Certain of the directors of the Corporation are directors of other mineral resource companies and, to the extent that such other companies may be interested in a project also of interest to the Corporation, or may in the future participate in one or more ventures in which the Corporation participates, such directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises, at a meeting of the directors of the Corporation, a director who has such a conflict will abstain from voting for or against the approval of such acquisition or participation. In the appropriate cases, the Corporation will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program.

Legal Proceedings Against Foreign Directors

The Corporation is incorporated under the laws of British Columbia, Canada, and some of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Corporation or upon its directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against the Corporation or any of the Corporation’s non-U.S. resident officers or directors.

Additional Funding Requirements

The business of mineral exploration and extraction involves a high degree of risk with very few properties that are explored ultimately achieving commercial production. At present, none the Corporation’s properties have a known body of commercial ore. As a mining company in the exploration stage, the future ability of the Corporation to conduct exploration and development will be affected principally by its ability to raise adequate amounts of capital through equity financings, debt financings, joint venturing of projects and other means. In turn, the Corporation’s ability to raise such funding depends in part upon the market’s perception of its management and properties, but to a great degree upon the price of gold and the marketability of securities of speculative exploration and development mining companies.

The development of any ore deposits found on the Corporation’s exploration properties depends upon the Corporation’s ability to obtain financing through any or all of equity financing, debt financing, the joint venturing of projects, or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

Shareholder Dilution

It is likely that additional capital required by the Corporation will be raised through the issuance of additional equity securities, resulting in dilution to the Corporation’s current shareholders.

Audit Committee Information

The following is a supplement to audit committee information contained in the Corporation’s Form 20-F under the heading Item 16 – Audit Committee, which is filed on www.sedar.com. The Corporation’s audit committee is governed by a written charter that sets out its mandate and responsibilities. A copy of the audit committee charter is set out in the Corporation’s Information Circular prepared for the Corporation’s June 8, 2007 annual general meeting and filed on SEDAR on May 14, 2007.

Composition of the Audit Committee

The independent members of the audit committee are Robert McKnight, Ronald Netolitzky and James Bagwell. All members are considered to be financially literate and independent.

Relevant Education and Experience

Mr. Robert McKnight holds a MBA, is a registered Professional Engineer and is an accomplished mining executive at both senior and junior mining companies having held leadership positions. Mr. McKnight has over 25 years of experience in the resource business with a wealth of knowledge in project finance, mergers and acquisitions, feasibility studies and valuations. Mr. McKnight was a Director of Selwyn Resources Ltd., a company listed on the TSX Venture Exchange, and for a portion of his time with Selwyn, its Chief Financial Officer, from November, 2004 to November, 2010; the CFO of StrataGold Corporation, a company listed on the TSX, from February 2004 to January 2006; Director and at times Chief Financial Officer of Savant Resources Ltd, May 2007- Present (resigned as CFO Jan 2008); Vice President and, for part of the time, Chief Financial Officer of Yukon Zinc Corporation, a company listed on the TSX Venture Exchange, from February 2004 until July 2008; Manager, Financial Services, AMEC Americas Ltd, September 2003 to January 2004; and prior thereto various senior corporate development roles with various TSX and TSX-V resource companies. Mr. McKnight serves on the Audit Committee of Savant Resources Ltd. Mr. McKnight is the Chairman of the Corporation’s Audit Committee.

Mr. Ronald Netolitzky holds a M.Sc. in Geology, and has a wealth of experience in the mining industry and has achieved exploration success on three major gold deposits which have subsequently been put into production: the Snip, Eskay Creek and Brewery Creek mines. He was chairman of Viceroy Exploration Ltd. until its acquisition by Yamana. Previously he was Chairman of Viceroy Resources Corporation, after serving as its President and Chief Executive Officer. Mr. Netolitzky is also the former Chairman of both Loki Gold Corporation and Baja Gold Inc. Mr. Netolitzky is currently a director of a number of reporting issuers listed on the TSX and TSX Venture Exchange.

Mr. James Bagwell, holds a B.Sc. degree in Economics and Business Administration, and is a business executive and entrepreneur with a career spanning over 38 years. He has been involved in many new company formation, management, financial and as an investor in industries including retail, wholesale, manufacturing, real estate, mining, farming, medical, and charitable groups. He is also a partner with ABBA Corp.

As a result of their respective business experience or education, each member of the audit committee (i) has an understanding of the accounting principles used by the Corporation to prepare its financial statements, (ii) has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves, (iii) has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more individuals engaged in such activities, and (iv) has an understanding of internal controls and procedures for financial reporting.

Reliance on Certain Exemptions

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemptions in section 2.4 (De Minimis Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of NI 52-110.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

Reliance on Section 3.8

At no time since the commencement of the Corporation's most recently completed financial year has the Corporation relied on section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

External Auditor Service Fees

In Canadian Dollars	Year ending December 31, 2010	Year ending December 31, 2009
Audit fees	153,071	68,950
Audit-related fees	Nil	Nil
Tax fees – Canadian	Nil	Nil
Tax fees – US	Nil	17,400
All other fees	Nil	Nil
Total fees billed	153,071	86,350

Audit Fees
Audit fees were for professional services rendered by KPMG LLP, for the audit of the Registrant’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements that are not reported under “Audit Fees” above.
Tax Fees
Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns, and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, payroll tax and value added tax).
All Other Fees
Fees disclosed in the table above under the item “all other fees” were incurred for services other than the audit fees, audit-related fees and tax fees described above.

Pre-Approval Policies and Procedures

It is within the mandate of the Corporation’s Audit Committee to approve all audit and non-audit related fees. The Audit Committee has pre-approved specifically identified non-audit related services, including tax compliance and review of tax returns as submitted to the Audit Committee from time to time. The auditors also present the estimate for the annual audit related services to the Audit Committee for approval prior to undertaking the annual audit of the financial statements.

Adoption of New Accounting Standards

Recent Accounting Pronouncements

Business Combination

In December 2008, the Accounting Standards Board (“AcSB’) issued CICA Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. In particular, Section 1582 addresses the determination of the carrying amount of the assets and liabilities of a subsidiary company, goodwill and accounting for a non-controlling interest at the time of the business combination. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it shall also adopt CICA Handbook Section 1601 and CICA Handbook Section 1602.

Consolidated Financial Statements and Non-controlling Interests

In December 2008, the AcSB issued CICA Handbook Section 1601, Consolidated Financial Statements, which replaces CICA Handbook Section 1602, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA Handbook Section 1601 for a fiscal year beginning before January 1, 2011 also must adopt CICA Handbook Section 1582, and CICA Handbook Section 1602.

Non-controlling Interests

In December 2008, the AcSB issued CICA Handbook Section 1602, Non-controlling Interests, which establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. Section 1602 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting CICA Handbook Section 1602 for a fiscal year beginning before January 1, 2011 also must adopt CICA Handbook Section 1582, and CICA Handbook Section 1601.

These new standards have not been early adopted and are not expected to have an impact to the Corporation’s financial statements as it will be transitioning to IFRS on January 1, 2011.

Adoption of International Financial Reporting Standards

The Canadian Accounting Standards Board has announced that Canadian publicly accountable enterprises will adopt IFRS as issued by the International Accounting Standards Board effective January 1, 2011. The Corporation is in the process of assessing the impact of the differences in accounting standards on the Corporation's consolidated financial statements. The Corporation expects to make changes to processes and systems in time to enable the Corporation to record transactions under IFRS, including 2010 fiscal period financial statements presented for comparative purposes in the 2011 financial year.

Conversion to International Financial Reporting Standards

The first set of interim financial statements under IFRS will be for the quarter ending March 31, 2011, including comparative information for the quarter ending March 31, 2010.

The conversion requirement from Canadian GAAP to IFRS raises both financial and non-financial issues with potential implications to financial reporting, internal controls and stakeholder relations, however the fact that the Corporation is a development stage company limits such impact. We expect the Copperstone Project to commence production in 2011 at which point additional policies and procedures related to the operation of Copperstone will be established.

The Corporation is using a three step roadmap to convert to IFRS:

1.	Planning and diagnostic

The Corporation has completed the diagnostic stage of assessing areas of GAAP differences and areas where processes may require changes. Based on its analysis, management has made the following preliminary conclusions regarding the adoption of IFRS:

a)

The adoption of IFRS may result in changes to the Corporation’s reported financial position and results of operations for the comparative period (fiscal year 2010). The Corporation’s adoption of IFRS is not expected to have a significant impact on the total operating, investing or financing cash flows. The change in the Corporation’s reported financial position and results of operations on transition to IFRS is expected to relate to the adoption of the following IFRS standards and application of certain transitional exemptions and elections which are available:

	•	IFRS 1 First-Time Adoption of IFRS – re-class of cumulative translation adjustment balance carried in AOCI account to retained earnings (deficit).
	•	IAS 21 Foreign Exchange – change in U.S. subsidiary’s functional currency from CAD to USD on transition to IFRS.
	•	IAS 37 Provisions & Contingencies – measurement adjustment to asset retirement obligation (ARO).

b)	Management will modified some of its accounting policies to conform with IFRS requirements.

c)

There are some financial statement presentation and disclosure changes on adoption of IFRS. These will be reflected in the interim and annual financial statements in fiscal year 2011, beginning with the first quarterly report as at and for the period ended March 31, 2011.

2.	Implementation

The Corporation is in the final phase of its conversion plan and has made preliminary assessments, including :
• A detailed analysis of the standards, including the evaluation of policy choices for those standards that may have an impact on its financial statements, business processes and systems.
• IFRS accounting policies and disclosure controls and procedures are being reviewed.
• Quantification of preliminary financial statement impact assessments on our opening balance sheet as at January 1, 2010 is in the drafting stage.
• The implementation of changes to the reporting and system processes to support preparation of the IFRS is in progress.

3.	Post implementation

During this stage the Corporation will perform a review of the IFRS transition and ensure the preparation of financial statements continue to be in compliance with IFRS.

As our conversion project is not yet complete, it is possible that we will identify additional potential differences, and that such differences could be material.

Financial Instruments and Other Instruments

The Corporation’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable and accounts payable. It is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from our cash and cash equivalents, accounts receivable and accounts payable.

The Corporation is exposed to currency risk on the acquisition and exploration expenditures on its properties since it has to settle expenditures either in local currency or U.S. dollars. The Corporation’s expenditures are negatively impacted by increases in value of either the U.S. dollar or local currencies versus the Canadian dollar.

Use of Financial and Other Instruments

The Corporation has not entered into any specialized financial agreements to minimize its investment, currency or commodity risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Corporation’s financial condition and results of operations is currently its cash and cash equivalents.

Outlook

The Corporation’s current objective is to advance the Copperstone project towards gold production. The final remaining key permit required at Copperstone is the aquifer protection permit which is in process with the Arizona Department of Environmental Quality (“ADEQ”). Upon receipt of this permit, mining will commence at Copperstone.

As a Development Stage Company the liquidity of the Corporation will be affected principally by the level of its development expenditures and by its ability to raise an adequate level of capital through the capital markets. In management’s opinion the Corporation’s current working capital position will be sufficient for purposes of completing its planned development at Copperstone. The Corporation plans to begin production at its Copperstone property during 2011. The Corporation may be required to raise additional funding to complete its long-term business objectives.

Share Data

Capital Structure as of March 29, 2011:

Common shares issued and outstanding: 180,199,272

Total stock options outstanding: 17,455,000

Number of
Options	Exercise Price	Expiry Date
1,900,000	$0.220	November 6, 2012
1,910,000	$0.070	August 6, 2013
2,530,000	$0.060	January 26, 2014
3,720,000	$0.085	March 18, 2014
500,000	$0.090	July 28, 2014
6,895,000	$0.390	March 2, 2016
17,455,000

Total share purchase warrants outstanding: 31,968,141

Number of
Warrants	Exercise Price	Expiry Date
1,666,858	$0.23	August 11, 2012
2,337,583	$0.23	August 24, 2012
25,000,000	$0.45	July 21, 2012
2,963,700	$0.38	July 21, 2012

31,968,141

Subsequent Events

a)

In January, 2011 the Corporation closed the public offering of Units by Wellington West Capital Markets Inc (the “Agent”) for a total of 50 million Units at a price of $0.35 per unit for gross proceeds of $17.5 million. Each Unit consisted of one common share and one half of one warrant, with each whole warrant entitling the holder to purchase a further common share at a price of $0.45 per common share at any time until July 21, 2012. The Corporation paid the Agent a cash commission equal to 6% of the gross proceeds of the Offering, and issued to the Agent warrants to purchase 2,963,700 common shares at a price of $0.38 per common share, exercisable until July 21, 2012.

b)	Subsequent to December 31, 2010, 6,895,000 stock-options were granted to employees, Officers and Directors of the Corporation exercisable at $0.39 expiring March 2, 2016.

c)

In February, 2011 the Corporation posted an approximately $1.6 million cash reclamation bond with BLM for Copperstone. The bond was posted to guarantee that Bonanza is positioned to complete all required reclamation at the end of the mine life at Copperstone based on the current mine plan of operations. The Corporation will perform partial reclamation work at the Copperstone site concurrent with mining operations, as described in the mine plan of operations.